SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 18 December 2018

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Repurchase in connection with Share Consolidation dated 18 December 2018

Exhibit No: 99.1

InterContinental Hotels Group PLC ("IHG" or the "Company")

Share Repurchase in connection with the proposed Special Dividend and Share Consolidation

IHG published a circular (the "Circular") on 14 December 2018 which contained notice of its General Meeting and provided further details of the Company's proposed US$500m Special Dividend and Share Consolidation. In anticipation of the Share Consolidation, and as outlined in the Circular, IHG today announces that it has engaged Goldman Sachs International ("Goldman Sachs") in relation to its programme for the purchase, during the period which commences today and ends no later than 19 December 2018, of 10 ordinary shares of 19 17/21 pence each in the capital of IHG ("Shares") for cancellation (the "Programme"), to ensure the number of the Company's existing shares is divisible by the consolidation ratio proposed for the Share Consolidation.

The aggregate purchase price of all Shares acquired under the Programme will be no greater than £500. The purpose of the Programme is to reduce the share capital of IHG.

Any acquisitions of Shares under the Programme will be effected in accordance with certain pre-set parameters set out in an agreement between IHG and Goldman Sachs International, and in accordance with IHG's general authority to repurchase Shares granted by its shareholders on 4 May 2018, the EU Market Abuse Regulation (596/2014), the Commission Delegated Regulation (2016/1052) and Chapter 12 of the Financial Conduct Authority's Listing Rules. IHG confirms that it currently has no unpublished price sensitive information.

All definitions used in the Circular dated 14 December 2018 have the same meaning when used in this announcement.

For further information

Investor Relations (Heather Wood; Matthew Kay)	+44 (0)1895 512 176	+44 (0)7527 419 431
Media Relations (Yasmin Diamond; Mark Debenham)	+44 (0)1895 512 097	+44 (0)7527 424 046

Notes to editors

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including Regent Hotels & Resorts, InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, voco™, Holiday Inn®, Holiday Inn Express®, Holiday Inn Club Vacations®, Holiday Inn Resort®, avid® hotels, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,500 hotels and approximately 826,000 guest rooms in almost 100 countries, with more than 1,800 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 375,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihgplc.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	18 December 2018